KOOR INDUSTRIES LIMITED
                           (AN ISRAELI CORPORATION)

                             FINANCIAL STATEMENTS
                           AS AT SEPTEMBER 30, 2004
                                  (UNAUDITED)

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2004
------------------------------------------------------------------------------


CONTENTS


                                                                           PAGE


Review Report of the Auditors                                                 2


Condensed Consolidated Interim Financial Statements at September 30, 2004
  (Unaudited)

Condensed Consolidated Interim Balance Sheets                                 3

Condensed Consolidated Interim Statements of Income                           4

Condensed Interim Statements of Shareholders' Equity                        5-8

Condensed Consolidated Interim Statements of Cash Flows                    9-13

Notes to the Interim Financial Statements                                 14-25

[KPMG LOGO]

                  SOMEKH CHAIKIN                     Telephone  972 3  684  8000
                  KPMG Millennium Tower              Fax        972 3  684  8444
                  17 Ha'arba'a Street, PO Box 609    Internet   www.kpmg.co.il
                  Tel Aviv 61006 Israel



THE BOARD OF DIRECTORS
KOOR INDUSTRIES LIMITED
-----------------------


REVIEW REPORT OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
 FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 2004, and the related condensed consolidated interim statements of income, the condensed interim statement of shareholders' equity and the condensed consolidated interim statements of cash flows for the nine and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets as at September 30, 2004 constitute 17% of the total consolidated assets and whose revenues for the nine months then ended constitute 15% of the total consolidated revenues and revenues for the three months then ended constitute 17% of the total consolidated revenues have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at September 30, 2004 totaled approximately NIS 99 million and the equity of Koor in their gains for the nine months then ended totaled approximately NIS 10 million, and for the three months then ended totaled approximately NIS 1 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel.

We draw attention to Note 5(b) to the consolidated financial statements regarding a request for recognition as a class action of a suit concerning alleged operations of certain Group companies in violation of the Anti-Trust Law, as described in the abovementioned note.


Somekh Chaikin
Certified Public Accountants (Isr.)

November 23, 2004


                   Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG
                   International, a Swiss cooperative.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
--------------------------------------------------------------------------------



                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 1B)
                                                                SEPTEMBER 30                                 --------------------
                                                           -----------------------------       DECEMBER 31       SEPTEMBER 30
                                                                 2004               2003              2003               2004
                                                           -----------  ----------------  -----------------  --------------------
                                                                  UNAUDITED                        AUDITED          UNAUDITED
                                                           -----------------------------  -----------------  --------------------
                                                                         ADJUSTED TO NEW   ADJUSTED TO NEW
                                                                         ISRAELI SHEKELS   ISRAELI SHEKELS
                                                             REPORTED              (NIS)             (NIS)
                                                             AMOUNTS*   OF DECEMBER 2003  OF DECEMBER 2003
                                                           -----------  ----------------  -----------------  --------------------
                                                                         NIS THOUSANDS                          US$ THOUSANDS
                                                           ----------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                    847,951            511,605           593,403            189,190
Short-term deposits and investments                          540,724            339,857           366,809            120,643
Trade receivables                                          2,047,067          2,022,293         2,052,461            456,731
Other accounts receivable                                    603,263            450,547           452,170            134,597
Assets designated for sale                                    41,955             42,714            42,525              9,361
Inventories and work in progress, net of
 customer advances                                         2,033,937          1,825,847         1,885,751            453,801
                                                          ----------         ----------        ----------          ---------

Total current assets                                       6,114,897          5,192,863         5,393,119          1,364,323
                                                          ----------         ----------        ----------          ---------

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliates                                    805,063            996,320           943,764            179,622
Other investments and receivables                            474,883            572,131           483,384            105,953
                                                          ----------         ----------        ----------          ---------

                                                           1,279,946          1,568,451         1,427,148            285,575
                                                          ----------         ----------        ----------          ---------

FIXED ASSETS, NET                                          2,970,191          2,978,399         2,928,407            662,693
                                                          ----------         ----------        ----------          ---------

INTANGIBLE ASSETS, DEFERRED TAX ASSETS AND
 DEFERRED EXPENSES, NET                                    2,487,580          2,181,032         2,121,083            555,016
                                                          ----------         ----------        ----------          ---------



                                                          ----------         ----------        ----------          ---------

                                                          12,852,614         11,920,745        11,869,757          2,867,607
                                                          ==========         ==========        ==========          =========

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.


The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)


-------------------------------------------------------------------------------


                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 1B)
                                                                 SEPTEMBER 30                                   -------------
                                                          ------------------------------       DECEMBER 31       SEPTEMBER 30
                                                                 2004               2003              2003               2004
                                                          -----------   ----------------  ----------------      -------------
                                                                  UNAUDITED                        AUDITED          UNAUDITED
                                                          ------------------------------  ----------------      -------------
                                                                         ADJUSTED TO NEW   ADJUSTED TO NEW
                                                                         ISRAELI SHEKELS   ISRAELI SHEKELS
                                                             REPORTED              (NIS)             (NIS)
                                                             AMOUNTS*   OF DECEMBER 2003  OF DECEMBER 2003
                                                          -----------   ----------------  ----------------      -------------
                                                                         NIS THOUSANDS                          US$ THOUSANDS
                                                          -----------------------------------------------       -------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                               1,390,987          1,195,205         1,577,402            310,350
Trade payables                                             1,413,186          1,191,839         1,342,783            315,302
Other payables                                             1,388,872          1,267,527         1,270,217            309,878
Customer advances, net of work
 in progress                                                 234,504            144,958           156,441             52,321
                                                          ----------         ----------        ----------          ---------
Total current liabilities                                  4,427,549          3,799,529         4,346,843            987,851
                                                          ----------         ----------        ----------          ---------

LONG-TERM LIABILITIES
Net of current maturities:
Bank loans                                                 2,283,437          3,581,066         3,006,343            509,468
Other loans                                                  241,865            119,881           113,494             53,964
Convertible debentures of subsidiary                         672,300            400,556                 -            150,000
Customer advances                                            116,536            203,115           194,094             26,001
Deferred taxes                                               256,590            197,953           199,787             57,249
Liability for employee severance
 benefits, net                                               208,183            220,564           192,002             46,448
                                                          ----------         ----------        ----------          ---------
Total long-term liabilities                                3,778,911          4,723,135         3,705,720            843,130
                                                          ----------         ----------        ----------          ---------

CONVERTIBLE DEBENTURES OF SUBSIDIARY                         239,518                  -           340,270             53,440
                                                          ----------         ----------        ----------          ---------

MINORITY INTEREST                                          2,439,760          1,638,414         1,736,531            544,347
                                                          ----------         ----------        ----------          ---------

SHAREHOLDERS' EQUITY                                       1,966,876          1,759,667         1,740,393            438,839
                                                          ----------         ----------        ----------          ---------

                                                          ----------         ----------        ----------          ---------


                                                          12,852,614         11,920,745        11,869,757          2,867,607
                                                          ==========         ==========        ==========          =========


* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.



--------------------------------            ----------------------------------     ---------------------------------------
        Ron Feinstein                                 Jonathan Kolber                              Yuval Yanai
Member of the Board of Directors                  Chief Executive Officer               Executive Vice President and CFO



November 23, 2004

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME



                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 1B)
                                                                                                                -------------
                                                                                                                  NINE MONTHS
                                     NINE MONTHS ENDED               THREE MONTHS ENDED            YEAR ENDED           ENDED
                                        SEPTEMBER 30                    SEPTEMBER 30              DECEMBER 31    SEPTEMBER 30
                                   --------------------------    ----------------------------   -------------   -------------
                                         2004            2003            2004            2003            2003            2004
                                   ----------  --------------    ------------   -------------   -------------   -------------
                                  (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)     (UNAUDITED)
                                   ----------  --------------    ------------   -------------   -------------   -------------
                                                  ADJUSTED TO                     ADJUSTED TO     ADJUSTED TO
                                                  NEW ISRAELI                     NEW ISRAELI     NEW ISRAELI
                                     REPORTED   SHEKELS (NIS)                   SHEKELS (NIS)   SHEKELS (NIS)
                                                           OF       REPORTED              OF              OF
                                     AMOUNTS*   DECEMBER 2003        AMOUNTS*   DECEMBER 2003   DECEMBER 2003
                                   ----------  --------------    ------------   -------------   -------------   -------------
                                                               NIS THOUSANDS                                    US$ THOUSANDS
                                   -------------------------------------------------------------------------    -------------

Income from sales
 and services                      6,829,022       5,792,673       2,201,701       1,850,259       7,690,430       1,523,655
Cost of sales and revenues         4,655,484       4,073,538       1,493,837       1,278,611       5,392,944       1,038,707
                                   ---------       ---------       ---------       ---------       ---------       ---------
Gross profit                       2,173,538       1,719,135         707,864         571,648       2,297,486         484,948
Selling and
 marketing expenses                  841,851         704,139         300,205         224,918         940,457         187,830
General and
 administrative expenses             380,218         350,159         117,560         114,864         460,744          84,832
                                   ---------       ---------       ---------       ---------       ---------       ---------
Operating income                     951,469         664,837         290,099         231,866         896,285         212,286
Financing expenses, net              216,576         171,268          63,235         113,046         228,200          48,321
                                   ---------       ---------       ---------       ---------       ---------       ---------
                                     734,893         493,569         226,864         118,820         668,085         163,965
Other income (expenses), net          21,491        (170,570)         (8,759)        (34,956)       (219,721)          4,795
                                   ---------       ---------       ---------       ---------       ---------       ---------

Profit before tax on income          756,384         322,999         218,105          83,864         448,364         168,760
Taxes on income                      306,626          56,788         101,182           2,107          85,372          68,413
                                   ---------       ---------       ---------       ---------       ---------       ---------
                                     449,758         266,211         116,923          81,757         362,992         100,347
Group equity in the
 operating results of
 affiliates, net                       2,182         (81,662)         (1,206)        (36,569)       (113,823)            487
                                   ---------       ---------       ---------       ---------       ---------       ---------
                                     451,940         184,549         115,717          45,188         249,169         100,834
Minority interest in
 subsidiaries, net                  (324,296)       (149,630)       (102,062)        (39,654)       (202,807)        (72,355)
                                   ---------       ---------       ---------       ---------       ---------       ---------

Net profit for the period            127,644          34,919          13,655           5,534          46,362          28,479
                                   =========       =========       =========       =========       =========       =========

                                         NIS             NIS             NIS             NIS             NIS             US$
                                   ---------       ---------       ---------       ---------       ---------       ---------

Profit per NIS 1 par value
 of the ordinary capital               7,830           2,276             838             354           2,950           1,747
                                   =========       =========       =========       =========       =========       =========


* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.


The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------



                                                                                                               COMPANY
                                                                                                        SHARES HELD BY
                                                            NUMBER OF                                      THE COMPANY
                                                             ORDINARY            SHARE         CAPITAL             AND
                                                           SHARES (1)          CAPITAL        RESERVES    SUBSIDIARIES
                                                         ------------     -------------  -------------  ---------------
                                                                                               REPORTED AMOUNTS*
                                                                          -------------------------------------------------
                                                                                                 NIS THOUSANDS
                                                                          -------------------------------------------------
BALANCE AS AT JANUARY 1, 2004 (AUDITED)                   15,741,160          564,515       2,564,099         (80,321)

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):
Net profit for the period                                          -                -               -               -
Exercise of stock options to employees                        74,207              **-               -               -
Cumulative foreign currency translation adjustments                -                -               -               -

                                                          ----------          -------       ---------         -------
BALANCE AS AT SEPTEMBER 30, 2004 (UNAUDITED)              15,815,367          564,515       2,564,099         (80,321)
                                                          ==========          =======       =========         =======

BALANCE AS AT JULY 1, 2004 (UNAUDITED)                    15,788,808          564,515       2,564,099         (80,321)

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):
Net profit for the period                                          -                -               -               -
Exercise of stock options to employees                        26,559              **-               -               -
Cumulative foreign currency translation adjustments                -                -               -               -

                                                          ----------          -------       ---------         -------
BALANCE AS AT SEPTEMBER 30, 2004 (UNAUDITED)              15,815,367          564,515       2,564,099         (80,321)
                                                          ==========          =======       =========         =======


                                                               CUMULATIVE
                                                                  FOREIGN
                                                                 CURRENCY                            TOTAL
                                                              TRANSLATION        RETAINED    SHAREHOLDERS'
                                                              ADJUSTMENTS            LOSS           EQUITY
                                                          -----------------  -------------  --------------
                                                                        REPORTED AMOUNTS*
                                                         -------------------------------------------------
                                                                         NIS THOUSANDS
                                                         -------------------------------------------------
BALANCE AS AT JANUARY 1, 2004 (AUDITED)                         (196,758)     (1,111,142)       1,740,393

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):
Net profit for the period                                              -         127,644          127,644
Exercise of stock options to employees                                 -               -                -
Cumulative foreign currency translation adjustments               98,839               -           98,839

                                                                --------      ----------        ---------
BALANCE AS AT SEPTEMBER 30, 2004 (UNAUDITED)                     (97,919)       (983,498)       1,966,876
                                                                ========      ==========        =========

BALANCE AS AT JULY 1, 2004 (UNAUDITED)                           (90,722)       (997,153)       1,960,418

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):
Net profit for the period                                              -          13,655           13,655
Exercise of stock options to employees                                 -               -                -
Cumulative foreign currency translation adjustments               (7,197)              -           (7,197)

                                                                --------      ----------        ---------
BALANCE AS AT SEPTEMBER 30, 2004 (UNAUDITED)                     (97,919)       (983,498)       1,966,876
                                                                ========      ==========        =========


(1) Net of holding by the Company and subsidiaries.
* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.
**  Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
-------------------------------------------------------------------------------



                                                                                                                         COMPANY
                                                                                                                  SHARES HELD BY
                                                                      NUMBER OF                                      THE COMPANY
                                                                       ORDINARY            SHARE         CAPITAL             AND
                                                                     SHARES (1)          CAPITAL        RESERVES    SUBSIDIARIES
                                                                   ------------    --------------  -------------  ------------------
                                                                                          ADJUSTED TO NEW ISRAELI SHEKELS (NIS)
                                                                                                    OF DECEMBER 2003
                                                                                   -------------------------------------------------
                                                                                             NIS THOUSANDS
                                                                                   -------------------------------------------------
BALANCE AS AT JANUARY 1, 2003 (AUDITED)                             15,173,377          564,515       2,564,099        (272,458)

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2003 (UNAUDITED):
Net profit for the period                                                    -                -               -               -
Acquisition of "treasury stock"                                        500,000                -               -         192,137
Provision for decline in value of autonomous investee                        -                -               -               -
Cumulative foreign currency translation adjustments                          -                -               -               -
                                                                    ----------          -------       ---------         -------

BALANCE AS AT SEPTEMBER 30, 2003 (UNAUDITED)                        15,673,377          564,515       2,564,099         (80,321)
                                                                    ==========          =======       =========         =======

BALANCE AS AT JULY 1, 2003 (UNAUDITED)                              15,673,377          564,515       2,564,099         (80,321)

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2003 (UNAUDITED):
Net profit for the period                                                    -                -               -               -
Provision for decline in value of autonomous investee                        -                -               -               -
Cumulative foreign currency translation adjustments                          -                -               -               -
                                                                    ----------          -------       ---------         -------

BALANCE AS AT SEPTEMBER 30, 2003 (UNAUDITED)                        15,673,377          564,515       2,564,099         (80,321)
                                                                    ==========          =======       =========         =======

                                                                               CUMULATIVE
                                                                                  FOREIGN
                                                                                 CURRENCY                            TOTAL
                                                                              TRANSLATION        RETAINED    SHAREHOLDERS'
                                                                              ADJUSTMENTS            LOSS           EQUITY
                                                                         -------------------------------------------------
                                                                              ADJUSTED TO NEW ISRAELI SHEKELS (NIS)
                                                                                          OF DECEMBER 2003
                                                                         -------------------------------------------------
                                                                                   NIS THOUSANDS
                                                                         -------------------------------------------------
BALANCE AS AT JANUARY 1, 2003 (AUDITED)                                         (120,609)     (1,008,378)       1,727,169

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2003 (UNAUDITED):
Net profit for the period                                                              -          34,919           34,919
Acquisition of "treasury stock"                                                        -        (149,126)          43,011
Provision for decline in value of autonomous investee                             81,902               -           81,902
Cumulative foreign currency translation adjustments                             (127,334)              -         (127,334)
                                                                                --------      ----------        ---------

BALANCE AS AT SEPTEMBER 30, 2003 (UNAUDITED)                                    (166,041)     (1,122,585)       1,759,667
                                                                                ========      ==========        =========

BALANCE AS AT JULY 1, 2003 (UNAUDITED)                                          (339,620)     (1,128,119)       1,580,554

CHANGES DURING THE THREE MONTHS ENDED
 SEPTEMBER 30, 2003 (UNAUDITED):
Net profit for the period                                                              -           5,534            5,534
Provision for decline in value of autonomous investee                             81,902               -           81,902
Cumulative foreign currency translation adjustments                               91,677               -           91,677

                                                                                --------      ----------        ---------
BALANCE AS AT SEPTEMBER 30, 2003 (UNAUDITED)                                    (166,041)     (1,122,585)       1,759,667
                                                                                ========      ==========        =========

(1) Net of holding by the Company and subsidiaries.

The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
-------------------------------------------------------------------------------



                                                                                                                        COMPANY
                                                                                                                 SHARES HELD BY
                                                                     NUMBER OF                                      THE COMPANY
                                                                      ORDINARY            SHARE         CAPITAL             AND
                                                                    SHARES (1)          CAPITAL        RESERVES    SUBSIDIARIES
                                                                   ------------    --------------  ------------  ---------------
                                                                                       ADJUSTED TO NEW ISRAELI SHEKELS (NIS)
                                                                                                 OF DECEMBER 2003
                                                                                   ---------------------------------------------
                                                                                             NIS THOUSANDS
                                                                                   ---------------------------------------------

BALANCE AS AT JANUARY 1, 2003 (AUDITED)                            15,173,377          564,515       2,564,099        (272,458)

CHANGES DURING 2003 (AUDITED):
Net profit for the year                                                     -                -               -               -
Exercise of stock options to employees                                 67,783               *-               -               -
Issuance of "treasury stock"                                          500,000                -               -         192,137
Provision for decline in value of autonomous investee                       -                -               -               -
Cumulative foreign currency translation adjustments                         -                -               -               -
                                                                   ----------          -------       ---------         -------

BALANCE AS AT DECEMBER 31, 2003 (AUDITED)                          15,741,160          564,515       2,564,099         (80,321)
                                                                   ==========          =======       =========         =======


                                                                              CUMULATIVE
                                                                                 FOREIGN
                                                                                CURRENCY                            TOTAL
                                                                             TRANSLATION        RETAINED    SHAREHOLDERS'
                                                                             ADJUSTMENTS            LOSS           EQUITY
                                                                          ----------------  ------------  ----------------
                                                                                ADJUSTED TO NEW ISRAELI SHEKELS (NIS)
                                                                                         OF DECEMBER 2003
                                                                          ------------------------------------------------
                                                                              NIS THOUSANDS
                                                                          ------------------------------------------------

BALANCE AS AT JANUARY 1, 2003 (AUDITED)                                        (120,609)     (1,008,378)       1,727,169

CHANGES DURING 2003 (AUDITED):
Net profit for the year                                                               -          46,362           46,362
Exercise of stock options to employees                                                -               -               *-
Issuance of "treasury stock"                                                          -        (149,126)          43,011
Provision for decline in value of autonomous investee                            73,401               -           73,401
Cumulative foreign currency translation adjustments                            (149,550)              -         (149,550)
                                                                               --------      ----------        ---------

BALANCE AS AT DECEMBER 31, 2003 (AUDITED)                                      (196,758)     (1,111,142)       1,740,393
                                                                               ========      ==========        =========


(1) Net of holding by the Company and subsidiaries.

* Represents an amount lower than NIS 1,000.





The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

CONVENIENCE TRANSLATION INTO US DOLLARS (NOTE 1B)

                                                                                                   COMPANY        CUMULATIVE
                                                                                            SHARES HELD BY           FOREIGN
                                                                                               THE COMPANY          CURRENCY
                                                                     SHARE         CAPITAL             AND       TRANSLATION
                                                                   CAPITAL        RESERVES    SUBSIDIARIES       ADJUSTMENTS
                                                               ------------   ------------  ---------------  -----------------
                                                                          CONVENIENCE TRANSLATION (NOTE 1B) - US$ THOUSANDS
                                                               ----------------------------------------------------------------

BALANCE AS AT JANUARY 1, 2004 (AUDITED)                           125,952         572,088         (17,921)          (43,899)

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):
Net profit for the period                                               -               -               -                 -
Exercise of stock options to employees                                * -               -               -                 -
Cumulative foreign currency translation adjustments                     -               -               -            22,052
                                                                  -------         -------         -------           -------

BALANCE AS AT SEPTEMBER 30, 2004 (UNAUDITED)                      125,952         572,088         (17,921)          (21,847)
                                                                  =======         =======         =======           =======


                                                                                        TOTAL
                                                                    RETAINED    SHAREHOLDERS'
                                                                      LOSSES           EQUITY
                                                               --------------  ----------------
                                                               CONVENIENCE TRANSLATION (NOTE 1B)
                                                                       - US$ THOUSANDS
                                                               --------------------------------

BALANCE AS AT JANUARY 1, 2004 (AUDITED)                            (247,912)         388,308

CHANGES DURING THE NINE MONTHS ENDED
 SEPTEMBER 30, 2004 (UNAUDITED):
Net profit for the period                                            28,479           28,479
Exercise of stock options to employees                                    -                -
Cumulative foreign currency translation adjustments                       -           22,052
                                                                   --------          -------

BALANCE AS AT SEPTEMBER 30, 2004 (UNAUDITED)                       (219,433)         438,839
                                                                   ========          =======



* Represents an amount lower than US$ 1,000.








The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

-------------------------------------------------------------------------------
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 1B)
                                                                                                               ----------------
                                     NINE MONTHS ENDED               THREE MONTHS ENDED                           NINE MONTHS
                                        SEPTEMBER 30                    SEPTEMBER 30               YEAR ENDED           ENDED
                                   -----------------------------------------------------------    DECEMBER 31    SEPTEMBER 30
                                         2004            2003            2004            2003            2003            2004
                                   ----------  ---------------  -------------  ---------------  --------------  ---------------
                                  (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)     (UNAUDITED)
                                   ----------  ---------------  -------------  ---------------  --------------  ---------------
                                                  ADJUSTED TO                     ADJUSTED TO     ADJUSTED TO
                                                  NEW ISRAELI                     NEW ISRAELI     NEW ISRAELI
                                                 SHEKELS (NIS)                   SHEKELS (NIS)   SHEKELS (NIS)
                                     REPORTED              OF       REPORTED               OF              OF
                                     AMOUNTS*   DECEMBER 2003        AMOUNTS*   DECEMBER 2003   DECEMBER 2003
                                   ----------  ---------------  -------------  ---------------  --------------  ---------------
                                                                NIS THOUSANDS                                    US$ THOUSANDS
                                   --------------------------------------------------------------------------------------------
CASH FLOWS GENERATED
 BY OPERATING ACTIVITIES:
Net profit for the period            127,644          34,919          13,655           5,534          46,362          28,479
Adjustments to reconcile net
 income to net cash flows
 generated by operating
 activities (a)                      790,095         486,850         202,258          65,776         738,978         176,282
                                    --------         -------         -------         -------         -------         -------
Net cash inflow generated
 by operating activities             917,739         521,769         215,913          71,310         785,340         204,761
                                    --------         -------         -------         -------         -------         -------

CASH FLOWS GENERATED
 BY INVESTING ACTIVITIES:
Purchase of fixed assets            (170,301)       (151,559)        (50,724)        (50,070)       (193,424)        (37,997)
Investment grants in respect
 of fixed assets                       4,358           2,809           3,066           2,809           8,482             972
Investments in intangible
 assets and deferred expenses        (87,960)       (284,810)        (35,258)        (31,697)       (313,125)        (19,625)
Additional investment in
 subsidiaries                              -            (600)              -               -            (600)              -
Net cash used to
acquisition of consolidated
subsidiaries and
proportionately-
 consolidated subsidiary (b)        (299,305)       (13,957)         (65,795)           ** -         (14,372)        (66,779)
Investments in affiliates             (7,152)       **(6,554)           (584)         (5,623)         (6,316)         (1,596)
Investment in loans to
 affiliates                             (833)           (656)              -               -          (1,616)           (186)
Repayment of loans from
 affiliates and others                     -          55,841               -               -         226,765               -
Proceeds from realization of
 investments in formerly
 consolidated subsidiaries, net
 of cash in those subsidiaries
 at the time they ceased being
 consolidated (c)                          -         (18,463)              -         (18,463)        (14,182)              -
Net cash from disposal of
 investments in investees,
venture
 capital companies and others        467,275      ** 119,489           9,328        ** 1,803         123,742         104,256
Proceeds from sale of fixed
 assets and other assets               8,548           7,807             860           1,528          30,998           1,907
Investment in venture
 capital companies                   (21,330)        (12,410)         (3,460)         (4,625)        (13,580)         (4,759)
Purchase of minority interest
 in subsidiaries                      (4,762)              -          (2,051)              -               -          (1,062)
Change in investments and
 other receivables, net               38,980         (18,022)         16,335          (8,373)          7,465           8,697
Change in short term deposits
 and investments, net               (110,817)        628,898          53,390          24,746         426,348         (24,725)
                                    --------         -------         -------         -------         -------         -------
Net cash inflow (outflow)
 generated by investing
 activities                         (183,299)        307,813         (74,893)        (87,965)        266,585         (40,897)
                                    --------         -------         -------         -------         -------         -------

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.
**  Reclassified

The accompanying notes are an integral part of these interim financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (CONT'D)
-------------------------------------------------------------------------------



                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 1B)
                                     NINE MONTHS ENDED               THREE MONTHS ENDED                           NINE MONTHS
                                        SEPTEMBER 30                    SEPTEMBER 30               YEAR ENDED           ENDED
                                  ---------------------------  ------------------------------     DECEMBER 31    SEPTEMBER 30
                                         2004            2003            2004            2003            2003            2004
                                  -----------  --------------  --------------  --------------  --------------- -----------------
                                  (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)     (UNAUDITED)
                                  -----------  --------------  --------------  --------------  --------------- -----------------
                                                  ADJUSTED TO                     ADJUSTED TO     ADJUSTED TO
                                                  NEW ISRAELI                     NEW ISRAELI     NEW ISRAELI
                                                SHEKELS (NIS)                    SHEKELS (NIS)   SHEKELS (NIS)
                                    REPORTED               OF        REPORTED              OF              OF
                                     AMOUNTS*   DECEMBER 2003        AMOUNTS*   DECEMBER 2003   DECEMBER 2003
                                  -----------  --------------  --------------  --------------  --------------- -----------------
                                                               NIS THOUSANDS                                    US$ THOUSANDS
                                  -----------------------------------------------------------------------------------------------

CASH FLOWS GENERATED
 BY FINANCING ACTIVITIES:
Dividend paid to minority
 in subsidiaries                     (73,547)        (40,829)        (36,113)        (21,787)        (56,529)        (16,409)
Acquisition of equity                      -          43,011               -               -          43,011               -
Proceeds from issuance
 of shares to minority
 interests in subsidiaries                 -           6,056               -           1,547          14,137               -
Payment of suppliers'
 credit for the purchase
 of fixed assets                     (28,309)              -               -               -               -          (6,316)
Issuance of convertible
 debentures in subsidiary            665,982               -           1,059               -               -         148,590
Proceeds from long-term
 loans and other long-
 term liabilities                    406,509         865,219          19,970          41,211         949,392          90,698
Repayment of long-term
 loans, debentures and
 other long-term liabilities      (1,248,052)     (1,638,247)       (186,008)       (256,440)     (1,891,766)       (278,459)
Credit from banks and
 others, net                        (212,030)     **(315,078)        (39,826)     **(134,385)     **(278,593)        (47,307)
                                  ----------      ----------        --------        --------      ----------        --------
Net cash outflow
 generated by financing
 activities                         (489,447)     (1,079,868)       (240,918)       (369,854)     (1,220,348)       (109,203)
                                  ----------      ----------        --------        --------      ----------        --------
TRANSLATION DIFFERENCES
 IN RESPECT OF CASH
 BALANCES OF AUTONOMOUS
 FOREIGN INVESTEES                     9,555         (28,208)          1,546          22,782         (28,273)          2,132
                                  ----------      ----------        --------        --------      ----------        --------
INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS           254,548        (278,494)        (98,352)       (363,727)       (196,696)         56,793
BALANCE OF CASH AND
 CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                 593,403         790,099         946,303         875,332         790,099         132,397
                                  ----------      ----------        --------        --------      ----------        --------
BALANCE OF CASH AND
 CASH EQUIVALENTS AT END
 OF PERIOD                           847,951         511,605         847,951         511,605         593,403         189,190
                                  ==========      ==========        ========        ========      ==========        ========

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.

** Reclassified

The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (CONT'D)
-------------------------------------------------------------------------------



                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 1B)
                                                                                                                -----------------
                                     NINE MONTHS ENDED               THREE MONTHS ENDED                           NINE MONTHS
                                        SEPTEMBER 30                    SEPTEMBER 30               YEAR ENDED           ENDED
                                 ----------------------------  ------------------------------     DECEMBER 31    SEPTEMBER 30
                                         2004            2003            2004            2003            2003            2004
                                 ------------  --------------  --------------  --------------  --------------  ------------------
                                  (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)     (UNAUDITED)
                                 ------------  --------------  --------------  --------------  --------------  ------------------
                                                  ADJUSTED TO                     ADJUSTED TO     ADJUSTED TO
                                                  NEW ISRAELI                     NEW ISRAELI     NEW ISRAELI
                                     REPORTED   SHEKELS (NIS)        REPORTED   SHEKELS (NIS)   SHEKELS (NIS)
                                                           OF                              OF              OF
                                     AMOUNTS*   DECEMBER 2003        AMOUNTS*   DECEMBER 2003   DECEMBER 2003
                                 ------------  --------------  --------------  --------------  --------------  ------------------
                                                               NIS THOUSANDS                                    US$ THOUSANDS
                                 ------------------------------------------------------------------------------------------------

A.  ADJUSTMENTS TO
       RECONCILE NET INCOME
       TO NET CASH GENERATED
       GENERATED BY
       BY OPERATING ACTIVITIES:

INCOME AND EXPENSES
 NOT INVOLVING CASH FLOWS:
Minority interest in
 subsidiaries, net                   324,296         149,630         102,062          39,654         202,807          72,355
Equity in operating
 results of affiliates, net           (2,182)         81,662           1,206          36,569         113,823            (487)
Depreciation and
 amortization                        352,051         339,089          94,816         118,147         440,856          78,548
Deferred taxes, net                  128,876         (52,349)         39,017         (22,906)        (45,206)         28,754
Increase (decrease) in
 liability for employee
 severance benefits, net              10,780         (22,490)         (4,423)         (3,382)        (49,822)          2,405

Capital losses (gains), net:
Fixed assets and other
 assets                                7,447          20,726           9,542          17,652          22,863           1,662
Investment in formerly
 consolidated subsidiaries                 -               -               -               -         (16,428)              -
Investments in investee
 companies                          (217,821)        (29,726)        (38,767)          1,345          (4,852)        (48,599)
Inflationary erosion
 (linkage) of principal
 of long-term loans and
 other liabilities                    20,821         (62,369)         (8,375)         16,587         (77,510)          4,645
Inflationary erosion of
 value of investments,
 deposits and loans
 receivable                          (23,646)        (12,443)        (11,057)         (6,200)         32,540          (5,276)
Changes in value of assets
 and investments**                    43,903          58,523           4,593           3,136          70,503           9,796
                                     -------         -------         -------         -------         -------         -------
                                     644,525         470,253         188,614         200,602         689,574         143,803
                                     =======         =======         =======         =======         =======         =======

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.
** Mainly changes in the value of venture capital companies.

The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (CONT'D)
--------------------------------------------------------------------------------



                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 1B)
                                      NINE MONTHS ENDED              THREE MONTHS ENDED                           NINE MONTHS
                                         SEPTEMBER 30                   SEPTEMBER 30               YEAR ENDED           ENDED
                                 ----------------------------  ------------------------------     DECEMBER 31    SEPTEMBER 30
                                         2004            2003            2004            2003            2003            2004
                                 ------------  --------------  --------------  --------------  --------------  -------------------
                                  (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)     (UNAUDITED)
                                 ------------  --------------  --------------  --------------  --------------  -------------------
                                                  ADJUSTED TO                     ADJUSTED TO     ADJUSTED TO
                                                  NEW ISRAELI                     NEW ISRAELI     NEW ISRAELI
                                                SHEKELS (NIS)                   SHEKELS (NIS)   SHEKELS (NIS)
                                    REPORTED               OF        REPORTED              OF              OF
                                     AMOUNTS*   DECEMBER 2003        AMOUNTS*   DECEMBER 2003   DECEMBER 2003
                                 ------------  --------------  --------------  --------------  --------------  -------------------
                                                                NIS THOUSANDS                                   US$ THOUSANDS
                                 ----------------------------------------------------------------------------  -------------------

A.  ADJUSTMENTS TO RECONCILE,
    NET INCOME TO NET CASH
    FLOWS GENERATED BY
    OPERATING ACTIVITIES
    (CONT'D)

CHANGES IN OPERATING
 ASSETS AND LIABILITY ITEMS:
Decrease (increase) in
 trade receivables and
 other accounts receivable
 (after taking into account
 non-current receivables)            161,333      **(142,611)        220,568       **108,978        (218,826)         35,996
Decrease (increase) in
 inventories, works in
 progress less customer
 advances (including
 long-term customer
 advances and deposits)                2,457         (53,304)        (92,602)       (136,386)       (116,927)            548
Increase (decrease) in trade
 payables and other payables         (18,220)        212,512        (114,322)       (107,418)        385,157          (4,065)
                                    --------         -------         -------       ---------         -------         -------
                                     145,570          16,597          13,644        (134,826)         49,404          32,479
                                    --------         -------         -------       ---------         -------         -------
                                     790,095         486,850         202,258          65,776         738,978         176,282
                                    ========         =======         =======       =========         =======         =======
B. NET CASH USED TO
   ACQUISITION OF SUBSIDIARIES
   AND PROPORTIONATELY-
   CONSOLIDATED SUBSIDIARY:
Assets and liabilities of
  the subsidiaries at date of
  acquisition:

Working capital, excluding
 cash and cash equivalents           (34,447)        (11,804)         (4,709)              -         (12,160)         (7,685)
Fixed assets and
 investments                         (10,210)         (2,340)         (4,864)              -          (2,404)         (2,278)
Others assets and intangible
 assets                             (277,560)              -         (11,858)              -               -         (61,928)
Goodwill                            (181,419)                        (90,647)                              -         (40,477)
Minority interest                     33,660               -          33,660               -               -           7,510
Long-term liabilities                136,433             187          12,623               -             192          30,440
Realization of
 subsidiary's shares held
by its subsidiary                     34,238               -               -               -               -           7,639
                                    --------         -------         -------       -----------       -------         -------
                                    (299,305)        (13,957)        (65,795)              -         (14,372)        (66,779)
                                    ========         =======         =======       ===========       =======         =======



* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.

The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (CONT'D)
-------------------------------------------------------------------------------


                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                                                    (NOTE 1B)
                                     NINE MONTHS ENDED               THREE MONTHS ENDED                           NINE MONTHS
                                        SEPTEMBER 30                    SEPTEMBER 30               YEAR ENDED           ENDED
                                  ---------------------------  ------------------------------     DECEMBER 31    SEPTEMBER 30
                                         2004            2003            2004            2003            2003            2004
                                  -----------  --------------  --------------  --------------  --------------  ----------------
                                  (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)     (UNAUDITED)
                                  -----------  --------------  --------------  --------------  --------------  ----------------
                                                  ADJUSTED TO                     ADJUSTED TO     ADJUSTED TO
                                                  NEW ISRAELI                     NEW ISRAELI     NEW ISRAELI
                                                SHEKELS (NIS)                   SHEKELS (NIS)   SHEKELS (NIS)
                                     REPORTED              OF        REPORTED              OF              OF
                                     AMOUNTS*   DECEMBER 2003        AMOUNTS*   DECEMBER 2003   DECEMBER 2003
                                  -----------  --------------  --------------  --------------  --------------  ----------------
                                                               NIS THOUSANDS                                    US$ THOUSANDS
                                  ---------------------------------------------------------------------------------------------
C. NET CASH FROM REALIZATION OF INVESTMENTS IN
   FORMERLY CONSOLIDATED SUBSIDIARIES, NET OF CASH IN THOSE
   SUBSIDIARIES AT THE TIME THEY CEASED BEING CONSOLIDATED:

Assets and liabilities of
the formerly consolidated
subsidiaries at the time
they ceased being consolidated:

Working capital deficit,
 excluding cash and cash
 equivalents                               -         (47,588)              -         (47,588)        (47,105)              -
Receivables and long-term
 Investment                                -           1,866               -           1,866               -               -
Fixed assets and investments               -           6,981               -           6,981           8,765               -
Intangible assets                          -          15,596               -          15,596          15,440               -
Long-term liabilities                      -          (3,487)              -          (3,487)         (3,463)              -
Investments in affiliated
 companies, net                            -           8,970               -           8,970          12,971               -
Capital loss on sale of
investments in
 subsidiaries                              -            (801)              -            (801)           (790)              -
                                     --------        -------         ---------       -------         -------         ---------
                                           -         (18,463)              -         (18,463)        (14,182)              -
                                     ========        =======         =========       =======         =======         =========
D. NON-CASH OPERATIONS:
Purchase of fixed assets
 by credit                            53,756           5,441          51,038           5,441          24,514          11,994
                                     ========        =======         =========       =======         =======         =========
Purchase of other assets
 by credit                            26,221               -               -               -           6,639           5,850
                                     ========        =======         =========       =======         =======         =========
Proceeds from sale of
 fixed assets, investees
 and formerly consolidated
 subsidiaries and
 realization of activities                 -              81               -              81          15,145               -
                                     ========        =======         =========       =======         =======         =========
Proposed dividend to
 minority shareholders by
 subsidiaries                         33,006          15,384               -          15,384          15,446           7,364
                                     ========        =======         =========       =======         =======         =========
Conversion of investment
 to loan in affiliates                     -               -               -               -             470               -
                                     ========        =======         =========       =======         =======         =========
Issuance of shares to
 Minority                             10,276           8,073          10,276           2,427               -           2,293
                                     ========        =======         =========       =======         =======         =========
Sale of I.P. in consideration
 of unquoted ordinary shares           5,831               -               -               -               -           1,301
                                     ========        =======         =========       =======         =======         =========

Proceeds from sale of venture
 capital investments                   7,825               -           6,908               -               -           1,746
                                     ========        =======         =========       =======         =======         =========



* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

The accompanying notes are an integral part of the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 1 - GENERAL

         A. These financial statements were prepared at September 30, 2004 and for the nine and three-month periods then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes at December 31, 2003.


         B. The adjusted condensed consolidated interim financial statements as at September 30, 2004, and for the nine and three-month periods then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.482). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A. The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2003, except as described in Note 2 (C), (D) and (E) below. The financial statements for interim periods are prepared in conformity with the generally accepted accounting principles that should be applied in the preparation of financial statements for interim periods.


         B.       DEFINITIONS

                  In these financial statements -

                  The Company                              -  Koor Industries Ltd. (hereinafter - "Koor" or
                                                               "the Company").

                  Adjusted amount                          -  The nominal historical amount that was adjusted
                                                               in accordance with the provisions of Opinions
                                                               23, 34, 36 and 37.

                  Reported amount                          -  The adjusted amount on the transition date, plus
                                                              amounts in nominal values that were added
                                                              after the transition, minus amounts deducted
                                                              after the transition date (December 31, 2003).

                  Adjusted financial reporting             -  Financial reporting based on the provisions of
                                                              Opinions 23, 34, 36, 37 and 50.

                  Nominal financial reporting              -  Financial reporting based on reported amounts.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         C.       DISCONTINUANCE OF ADJUSTMENT OF FINANCIAL STATEMENTS

                  In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuance of the Adjustment of Financial Statements". In accordance with this Standard, and in accordance with Standard No. 17 from December 2002, the adjustment of financial statements will be discontinued, commencing January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements at December 31, 2003 served as the starting point for the nominal financial reporting, commencing January 1, 2004. The Company applied the provisions of the Standard and, accordingly, discontinued the adjustment commencing January 1, 2004.


         D.       FINANCIAL STATEMENTS IN REPORTED AMOUNTS

         1. In the past, the Company prepared its financial statements on the basis of historical cost adjusted to the Consumer Price Index ("CPI"). As noted, the adjusted amounts included in the financial statements at December 31, 2003 served as the starting point for the nominal financial reporting commencing January 1, 2004. Additions made during the period were included in nominal values.

         2. The non-monetary asset amounts do not necessarily represent realization value or updated economic value, but, rather, the reported amounts of those assets.

         3. In the financial statements, "cost" means cost at the reported amount.

         4. All the comparative figures for previous periods are stated after adjustment to the CPI for December 2003.

         5.       Balance sheets:
                  a. Non-monetary items are stated in reported amounts.
                  b. Monetary amounts are stated in the balance sheet in
                     nominal historical values at the balance sheet date.

         6.       Statements of operations:
                  a. Revenues and expenses deriving from non-monetary items or from balance sheet provisions are deduced from the change between the reported amount of the opening balance and the reported amount of the closing balance.
                  b. The remaining statement of operations items are stated in nominal values.

         7.       Statement of changes in shareholders' equity:
                  Dividend declared during the reporting period is stated in nominal values.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         E.       INITIAL APPLICATION OF ACCOUNTING STANDARDS

         1. ACCOUNTING STANDARD NO. 13 - EFFECTS OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES
                  The Company applies Accounting Standard No. 13 on "Effects of Changes in Foreign Currency Exchange Rates". The Standard deals with the translation of transactions in foreign currency and the translation of the financial statements of overseas operations for the purpose of including them in the financial statements of the reporting corporation. The Standard prescribes rules for classifying overseas operations as an autonomous overseas unit or as an integrated unit, based on the indications listed in the Standard and the use of judgment. The Standard also prescribes the way in which the financial statements of autonomous overseas units are to be translated.

                  The balance of the goodwill created in the acquisition of an autonomous overseas unit is treated as an asset of that autonomous overseas unit, and is translated according to the closing rate. This differs from the principles applied in the past, whereby goodwill was translated at the rate at which the transaction was effected.

                  The statements of operations of an autonomous overseas unit are translated at the exchange rate prevailing at the time the transaction is effected, or, for practical reasons, at the average exchange rate in the period. This differs from the principles that had been applied in the past, in which the financial statements were translated according to the closing rate.

                  A write-down in the value of an investment in an autonomous overseas unit does not constitute partial realization. Therefore, no part of the translation differences is charged to the statement of operations when there is a write-down in value.

                  The financial statements of an autonomous overseas unit that is required to present financial statements adjusted for inflation, in accordance with the accounting principles practiced in an economic environment of hyper-inflation, are translated at the closing rate.


         2. ACCOUNTING STANDARD NO. 20 - GOODWILL AMORTIZATION PERIOD The Company applies Accounting Standard No. 20 on the Goodwill Amortization Period ("the Standard"). The Standard prescribes that amortization will be amortized over the estimated useful life, in a methodical manner. The amortization period must reflect the best possible estimate of the period in which the entity expects to derive future economic benefit from the goodwill. The amortization period will not exceed 20 years from the initial recognition date.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         F. DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION

         In July 2004, the Israel Accounting Standards Board ("IASB") published Accounting Standard No. 19, "Taxes on Income". The Standard prescribes that a deferred tax liability is to be recognized for all temporary differences that are taxable, except for a limited number of exceptions. Likewise, a deferred tax asset is to be recognized for all temporary differences that are tax deductible, tax losses and unutilized tax benefits, if it is expected that there will be taxable income against which it can be utilized, except in a limited number of exceptions. The new Standard will apply to financial statements for periods beginning on January 1, 2005. The Standard prescribes that it is to be applied as the cumulative effect of changes in accounting method. The Company and its investees are evaluating the effect of the new Standard, but are unable, at this stage, to estimate the effect of the Standard on the financial statements.



NOTE 3 - RATES OF CHANGE IN THE CONSUMER PRICE INDEX AND EXCHANGE RATES OF THE U.S. DOLLAR

         Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reported periods:

                                                                                 ISRAEL     EXCHANGE RATE
                                                                                    CPI     OF ONE DOLLAR
                                                                            -----------     -------------
                                                                                 POINTS               NIS
                                                                            -----------     -------------

         As at September 30, 2004                                                180.74             4.482
         As at September 30, 2003                                                179.30             4.441
         As at December 31, 2003                                                 178.58             4.379

                                                                              CHANGE IN         CHANGE IN
                                                                                      %                %
                                                                            -----------     -------------
         Nine months ended September 30, 2004                                      1.20              2.35
         Three months ended September 30, 2004                                    (0.19)            (0.33)

         Nine months ended September 30, 2003                                     (1.49)            (6.24)
         Three months ended September 30, 2003                                     (0.1)             2.99

         Year ended December 31, 2003                                             (1.90)            (7.60)

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES

         A.       ECI TELECOM LTD. ("ECI") - AN AFFILIATE

         1. In its financial statements for the year 2003, ECI reported on a retroactive correction of its financial statements for 2002 and for the fourth quarter for the same year, relating to the decline in value of its investment in an affiliate (which was received in exchange for a transfer of certain assets), the effect of which on the investment in ECI amounts to 2 million dollars.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         A.       ECI TELECOM LTD. ("ECI") - AN AFFILIATE (CONT'D)
         1.       (cont'd)

                  The amount of the correction was taken into account by the Company, when, in the third quarter of 2002, it included a provision for decline in value of its investment in ECI, based on the valuation it received from an independent appraiser. Therefore, the correction to the financial statements of ECI has no effect on the Company's financial statements for 2002 and for 2003.

         2. On March 9, 2004, the board of directors of ECI resolved to distribute 7.6 million shares of ECtel (approximately 42% of the paid-up share capital of ECtel) as a dividend to the shareholders of ECI. The shares of ECtel were distributed on May 10, 2004 after all the requisite approvals were obtained. Prior to the distribution, ECI had held 10.5 million shares of ECtel (58% of the paid-up share capital of ECtel). Following the distribution, ECI holds 16% of the shares of ECtel and Koor directly holds 12.9% of the shares in ECtel. The investment in ECtel is presented in the financial statements of ECI and of Koor according to the cost method.

         3. Adjustment of the net profit (loss) of ECI as reported according to US GAAP to the net profit (loss) as reported according to Israeli GAAP:

                                        NINE MONTHS       NINE MONTHS       THREE MONTHS      THREE MONTHS
                                              ENDED             ENDED              ENDED             ENDED        YEAR ENDED
                                       SEPTEMBER 30      SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30       DECEMBER 31
                                               2004              2003               2004              2003              2003
                                     --------------   ---------------   ----------------   ---------------   ---------------
                                      US$ THOUSANDS     US$ THOUSANDS      US$ THOUSANDS     US$ THOUSANDS     US$ THOUSANDS
                                     --------------   ---------------   ----------------   ---------------   ---------------

Net profit (loss) of ECI
 reported according to US                    1,263           (57,450)             6,016           (14,652)          (71,040)
 GAAP

Adjustments:
Timing differences in
 revenue recognition due to
 implementation of SAB 101                       -            (5,500)                 -              (410)           (5,905)
Finance income (expenses)
 from derivative financial
 Instruments                                 4,783              (448)            (1,204)           (2,102)           (4,843)
Tax expenses                                  (501)             (257)              (165)             (220)             (956)
Amortization of excess cost
 attributed to intangible assets              (442)            1,239                (40)             (349)           (1,556)
Profit (loss) from marketable
 Securities                                 (3,275)                -             (1,994)                -             1,282
Impairment in value of assets                    -                 -                  -                 -             2,452
Discontinued activities-                       969                 -                  -                 -                 -
                                     -------------    --------------    ---------------    --------------    --------------
Net gain (loss) of ECI
 according to Israeli GAAP                   2,797           (62,416)             2,613           (17,733)          (80,566)
                                     =============    ==============    ===============    ==============    ==============

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         B.       MAKHTESHIM-AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") -
                  SUBSIDIARY

         1. At December 31, 2003, Koor held 48.59% of the voting rights in M-A Industries, and taking into account the voting agreement with certain other shareholders, Koor held most of the voting rights. Therefore, the financial statements of M-A Industries for 2003 were included in the consolidated financial statements of the Company. In January 2004, Koor sold 27 million shares of M-A Industries for approximately NIS 418 million. The capital gain of NIS 160 million (before tax) is included in "other income". Likewise, a tax asset of NIS 59 million which had been created in 2003, because of the expectation that the brought forward tax losses would be utilized, was realized as a result of this sale.

                  As a result of this sale, and after the realization and conversion of convertible securities that had been allotted to the public and to employees, Koor's holding percentage in the voting rights of M-A Industries at the end of the third quarter of 2004, is 39.6% (33% on a fully diluted basis).

                  In the opinion of Koor's management, from the range of circumstances that weight Koor's shareholding percentage in M-A Industries, the broad dispersal of voting rights among the other shareholders, the low level of shareholding by the other shareholders, the low likelihood of the creation of a block of votes opposing Koor at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings show that the economic substance that stood and continues to stand at the basis of the relationship between the Company and M-A Industries immediately before and after the said transactions demonstrates effective control, i.e., the ability of Koor to determine the financial and operational policies of M-A Industries. Therefore, as long as economic circumstances that negate the ability to exercise effective control, as mentioned above, are not created, the financial statements of M-A Industries continue to be included in the Company's consolidated financial statements.

         2. On September 28, 2004, M-A Industries and certain subsidiaries (hereinafter - "the Companies") entered into a new agreement with Rabobank International (hereinafter - "Rabobank") for sale of customer receivables in the framework of a securitization transaction, this being in place of the prior agreement with Bank of America and in the same format.

                  On the same date, M-A Industries and subsidiaries signed an agreement with Bank of America to end the undertaking in the securitization transaction from October 2001.

                  Pursuant to the new securitization agreement, the companies will sell their customer receivables to a foreign company which was set up for this purpose and which is not owned or controlled by the Makhteshim Agan Industries Group (hereinafter - "the Acquiring Company").

                  Acquisition of the customer receivables by the Acquiring Company will be financed by a U.S. company, Erasmus Capital Corporation, of the Rabobank Group.

                  The maximum expected volume of the financial means available to the Acquiring Company for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is 250 million dollars (as opposed to 150 million dollars in the former securitization agreement) on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         B. MAKHTESHIM-AGAN INDUSTRIES LTD. ("M-A INDUSTRIES")- SUBSIDIARY (CONT'D)

         2        (cont'd)

                  The period in which the M-A Industries Group's companies will sell their customer receivables to the Acquiring Company is one year from the date of the closing of the transaction. The period may be extended, with the consent of both parties, for additional one-year periods, up to a maximum of 4 extensions.

                  The balance of the trade receivables sold for cash amounted as at the balance sheet date is 160 million dollars (September 30, 2003 -146 million dollars; December 31, 2003 -125.3 million dollars).

         3. M-A Industries and its subsidiary in Brazil undertook, if certain conditions are met, to indemnify certain financial institutions, in respect of credit received by customers of the subsidiary from those financial institutions, which was used to repay the debts of these customers to the subsidiary, in respect of its sales to those customers.

                  The amount of the indemnification undertaking at the balance sheet date is about 84 million dollars (September 30, 2003 - 74 million dollars, December 31, 2003 - 85 million dollars).

         4. In a private placement to institutional investors (mainly overseas) in March 2004, M-A Industries allotted non-marketable convertible debentures in the amount of 150 million dollars par value (including 5 million dollars which was issued to the underwriters in April 2004), in consideration for their par value. The debentures are for a 7-year period and bear annual interest at the rate of 1.75%, to be paid annually, in the month of March. The debentures may be converted into ordinary shares of the company, of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, according to a fixed exchange rate of NIS 4.514 per 1 U.S. dollar. The ordinary shares to be allotted as a result of the conversion of the debentures will be listed for trading on the Tel Aviv Stock Exchange.

                  On March 22, 2007, the bondholders will have the right, by serving prior written notice to M-A Industries (between 30 and 60 days prior to March 22, 2007), to demand redemption of the debentures (principal and interest balance at such date).

                  M-A Industries will have the right to force the conversion of the debentures, beginning March 22, 2007, as long as the average share price of M-A Industries in the period of 20 business days preceding the notice of forced conversion, will be more than 30% higher than the conversion price of the debentures.

                  The issue costs for these debentures totaled 2.5 million dollars.

         5. In March 2004, a subsidiary of M-A Industries transferred to a third party, in an off-market transaction, 7 million shares of M-A Industries it had held. Under the terms of the agreement, the proceeds will be paid by the end of one year from the transfer date, whether in cash, based on the share price on the stock exchange on such date, or whether in the shares of M-A Industries plus an increment of 0.5% of the share price on the stock exchange. Since the cash proceeds have not yet been received, no capital issuance was recorded at M-A Industries in respect of the transferred shares. During the second quarter, 1,908 thousand shares of the above shares were returned, for the purpose of paying the consideration for the acquisition of a group of companies in the U.S., as discussed in Note 4B(7).

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         B. MAKHTESHIM-AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - SUBSIDIARY (CONT'D)

         6. During and subsequent to the reporting period, M-A Industries' Board of Directors resolved to distribute dividends of approximately 44 million dollars, of which approximately 21 million dollars were paid in cash by the balance sheet date. The Company's share in the dividends was approximately 18 million dollars (of which approximately 8 million dollars was received in cash.)

         7.       Companies' acquisition at the reporting period:

         a. In April 2004, M-A Industries, through a wholly-owned and controlled subsidiary, signed agreements to acquire ownership and control in a group of three companies, Vegetation Management LLC, Farm saver.com LLC and Nation Ag II LLC ("the acquired companies"), which are engaged in the registration, import and marketing of agrochemicals in the U.S. Pursuant to the agreements, before the acquisition date, a subsidiary acquired from the acquired companies intangible assets that they had owned (registration, licenses and other intellectual property). The total consideration for the acquisition was 51 million dollars. Of this sum, 38 million dollars was for the purchase of the intangible assets and the balance for the acquisition of the shares.
                  7.5 million dollars of the total consideration was paid through the transfer of 1,908 thousand shares of the Company that had been held by the subsidiary. In 2006, the subsidiary could pay additional consideration of up to 20 million dollars for the acquisition, based on the earnings of the acquired operations in the years 2004 - 2005, and based on additional conditions stipulated in the agreement. The management of M-A Industries estimates that this amount will be paid in full and, therefore, this amount was included in the acquisition cost as at balance sheet date.

                  The excess cost of investment created upon the acquisition totaled 9 million dollars and was allocated to goodwill. The goodwill and intangible assets acquired are amortized over a 20-year period, which, M-A Industries believes, represents the period of economic benefit deriving from them.

                  The statements of income and the statements of cash flows of the acquired operation were consolidated for the first time, beginning May 1, 2004. The effect of the first-time consolidation of the acquired operation on the statement consolidated of operation is additional revenues of NIS 73 million and NIS 42 million for the nine-month and three-month periods ended September 30, 2004, respectively, and an increase to net income (after amortization of goodwill) of NIS 12 million and NIS 5 million for the nine-month and three-month periods ended September 30, 2004, respectively (the share of Koor in the additional net income is NIS 5 million and NIS 2 million for the nine-month and three-month periods ended September 30, 2004, respectively). The impact on the consolidated balance sheet as at September 30, 2004 is an increase of assets in the amount of NIS 363 million.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         B. MAKHTESHIM-AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - SUBSIDIARY (CONT'D)

         b. During the period of the report, M-A Industries signed, through subsidiaries, agreements for acquisition of three marketing companies, as follows:

                  1. In June 2004, M-A Industries, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of 45% of the rights in the U.S. company, Control Solutions Inc. (hereinafter - "CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the United States.

                           Based on the acquisition agreement, so long as the subsidiary holds 45% of the shares of CSI, decisions in areas critical to CSI are to be made jointly by all the shareholders of CSI. Therefore, CSI has been consolidated in the financial statements by means of the proportionate consolidation method.


                           In addition, the subsidiary was granted an option, which may be exercised at any time during the next three years, to increase its share in CSI to 60%, in exchange for a payment ranging between 1.5 million dollars and 10.5 million dollars, in accordance with the earnings of CSI in 2004-2006.

                           Furthermore, commencing from 2009, both the subsidiary and the remaining shareholders of CSI have the right to require the subsidiary to acquire from the remaining shareholders of CSI the balance of their shares in CSI in consideration of an amount to be determined based on the income of CSI in the three years preceding the acquisition date.

                  2. In July 2004, M-A Industries, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

                  3. In August 2004, M-A Industries, through a subsidiary, signed an agreement for acquisition of 50.1% of the rights in the U.S. company, RiceCo LLC, which is engaged in the development and marketing of herbicides in the rice area.

                  The aggregate cost of the acquisition of the marketing companies amounted to 41 million dollars. The aggregate excess cost created as at the date of the acquisitions amounted to 31 million dollars and was allocated to goodwill. The goodwill is being amortized over 20 years which, in the Company's opinion, constitutes the period of the economic benefit deriving therefrom.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         B. MAKHTESHIM-AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - SUBSIDIARY (CONT'D)

                           The statements of income and cash flows of the three marketing companies acquired were consolidated as of the acquisition date.

                           The total effect of the first time consolidation of the aforementioned marketing companies on the consolidated statements on income from the date which they initially consolidated is an increase in revenues of NIS 100 million and NIS 92 million for the nine-month and three-month periods ended September 30, 2004, respectively. The effect on the net income is immaterial. The effect on the consolidated on the balance sheet as at September 30, 2004, is an increase of assets in the amount of NIS 448 million.

         C.       ELISRA ELECTRONIC SYSTEMS LTD. ("ELISRA") - SUBSIDIARY

                  Subsidiaries of Elisra filed a claim of 96 million dollars during 2003 to receive insurance payments in respect of a fire that erupted in their plants and caused damage to equipment, building, inventory and projects in progress.

                  During the second quarter of 2004, the subsidiaries filed a motion with the court to issue a partial ruling of NIS 148 million (in addition to NIS 45 million in advances already paid by the insurance company), supported by the admission by the insurance company and its representatives of their liability deriving from the insurance event, while the dispute focuses on the amount of damages.

         D.       KOOR CORPORATE VENTURE CAPITAL ("KOOR CVC")- CONSOLIDATED
                  PARTNERSHIP

         1. In the current period, the management of Koor Venture Capital Partnership estimated that the value of the investments in several portfolio companies is lower than the investment cost. Therefore, it decided to write down the value of the investments in the portfolio companies by a total of NIS 44 million.

         2. In June 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for a consideration of 39 million dollars. The share of Koor CVC in the proceeds is 7 million dollars. The gain to Koor CVC is NIS 17 million.


         E.       KNAFAIM-ARKIA HOLDINGS LTD. ("KNAFAIM") - AN AFFILIATE

         1. During 2003 and in the first quarter of 2004, Knafaim acquired a percentage of shares which does not confer the status of related party, and options of El Al Israel Airlines Ltd. ("El Al"). During the second quarter of 2004 after receiving approval to increase its stake in the shares of El Al above 5%, Knafaim exercised some of the options. Thus, after the exercise, Knafaim holds 22% of El Al's issued share capital. Pursuant to a third-party voting agreement, Knafaim holds 24.9% of the voting rights of El Al. During the third quarter of 2004, Knafaim filed a request to the State of Israel, which holds a special share in El Al, for approval to increase its stake in El Al above 25%. If all the options held by Knafaim are exercised, the shareholding percentage in El Al could reach 52.8% of El Al's shares.
                  On August 5, 2004 the Anti-Trust Commissioner approved the merger between Knafaim and El-Al, with restrictive conditions, mainly regarding the sale of Knafaim's aviation activities to an independent third party.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

         E.       KNAFAIM-ARKIA HOLDINGS LTD. ("KNAFAIM")-AN AFFILIATE (CONT'D)

         2. On September 29, 2004 the Company signed two agreements to sell 16% of the shares of Knafaim for approximately NIS 121 million. The Company recorded a profit of approximately NIS 43 million in the income statement for the third quarter of 2004. As a result of the sale, the Company's shareholding in Knafaim decreased form approximately 28.3% to approximately 12.2%. Accordingly, the investment is presented according to the cost method from the date of the sale.
                  In addition, on September 29, 2004 the Company signed an agreement for the sale of an additional 3% of the shares of Knafaim for approximately NIS 23 million. The conditions for completion of this transaction were fulfilled on October 20, 2004, therefore a profit of approximately NIS 8 million will be recorded in the fourth quarter of 2004. As of the date of signing of the financial statements the Company holds approximately 9% of Knafaim. Management intends to sell the remainder of the shares in Knafaim, therefore the investment is presented within short-term assets. Subsequent to management's intention to sell the remainder of its holding in Knafaim, during the reporting period the Company recorded deferred taxes of approximately NIS 8 million have been recorded in respect of the anticipated utilization of carried-forward losses for tax purposes.


         F.       TELRAD NETWORKS LTD. ("TELRAD") - SUBSIDIARY

         1. On September 28, 2004 the Company signed an agreement to sell 39% of its holdings in Telrad to Fortissimo Capital ("Fortissimo") for 21 million dollars. Following the transaction, the Company will extend a 21 million dollar loan to Telrad. On November 15, 2004 the Company received consideration of 10.5 million dollars and the remainder is expected to be received in the first half of 2005.

                  In the event that the second closing will take place, Fortissimo will receive a call option to purchase additional shares and to reach a holding of up to 49% of the issued and outstanding shares of Telrad during a period of four years after the first closing date.

                  As part of the transaction Koor will indemnify Telrad, as is customary in such transactions, against certain events, if and to the extent they occur during the period set forth in the agreement, including, among other matters, the class action suit filed against Telrad (see Note 5 (b)). Certain of these indemnifications have been limited to the amount of the abovementioned note.

         2. During the reporting period Telrad reduced its deferred tax assets by approximately NIS 43 million, due to changes in management's estimation of the probability of utilization of the company's carried-forward losses for tax purposes.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

          G.      TADIRAN COMMUNICATIONS LTD. ("TADIRAN COMMUNICATIONS")

                  On September 10, 2004 the Company signed an agreement to acquire 32.5% of Tadiran Communications Ltd. ("Tadiran Communications") from two shareholders for approximately NIS 637 million (approximately 141 million dollars). Tadiran Communications develops, manufactures and markets combat-proven military communications solutions. The transaction was completed on November 11, 2004. The purchase was financed by means of a loan received from an Israeli bank and a lien was placed on the purchased shares in favor of the bank.



NOTE 5 - CONTINGENT LIABILITIES AND COMMITMENTS

       a. During 1997, an investigation was conducted on behalf of the Anti-Trust Commissioner ("the Commissioner") in connection with alleged violations of the Anti-Trust Law, 1988 ("the Law"), relating to price fixing and alleged absence of competition between Tadiran Ltd. (a subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (a former subsidiary of Koor that merged with ECI - "Telecommunications") and between Telrad Networks Ltd. (a subsidiary of Koor - "Telrad").

                  On September 7, 2004 it was agreed with the Commissioner that the Commissioner would issue an order according to
                  Section 50B of the Restrictive Trade Practices Law by which Tadiran and Telrad would pay to the State Treasury the total amount of NIS 8 million, without this being considered the admission of guilt regarding any kind of violation on the part of the companies and/or any of their officers. It was further agreed that indictments would not be filed, neither in the field of public switches nor in the field of private switches, and the Commissioner would not take any further action against the companies and/or their officers. The order was approved by the Court. In accordance with the agreement with the Commissioner a provision of NIS 8 million was included in the consolidated financial statements for September 30, 2004.

         b. On September 21, 2004 a suit was filed against the Company, Bezeq, the Israel Telecommunications Company Ltd., Tadiran Ltd., Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications) Telecommunications and Telrad. A request for recognition of the suit as a class action suit was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Law") and according to Civil Legal Proceedings regulations. The suit alleges that during the previous decade the plaintiffs engaged in activities prohibited by the Anti-Trust Law and that resulted in damages to Bezeq's customers. The defendant is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion. The Company and the other plaintiffs have not yet submitted their response to the request for recognition of the suit as a class action, nor have they submitted their defense. The Company intends to defend itself vigorously from the suit, however due to the preliminary stage of the legal proceeding, the Company is currently unable to predict its outcome and therefore no provision has been recorded in the financial statements.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - CHANGES IN THE CORPORATE TAX RATE

         On June 29, 2004, the Knesset approved the Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 ("the Amendment"). The Amendment prescribes a gradual reduction in the corporate tax rate, from 36% to 30%, in the following manner: in the 2004 tax year, a tax rate of 35% will be imposed, in 2005, a tax rate of 34% will be imposed, in 2006, a tax rate of 32% will be imposed, and from the 2007 tax year and thereafter, the tax rate will be 30%.
         The current taxes and the deferred tax balances at September 30, 2004 are calculated based on the new tax rates, as prescribed in the amendment. The effect of the change on the consolidated financial statements for the beginning of 2004 is a reduction in income tax expenses of NIS 19 million and an increase in the group equity in the operating results of affiliates, net of NIS 9 million.

                                                       Koor Industries Limited
                                                      (An Israeli Corporation)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - BUSINESS SEGMENTS

         Data regarding business segments of the Koor Group.

                                                                                                              THREE MONTHS
                                                           NINE MONTHS ENDED SEPTEMBER 30                  ENDED SEPTEMBER 30
                                                 ----------------------------------------------------  ---------------------------
                                                          2004                        2003                       2004
                                                 ------------------------  --------------------------  -------------------------
                                                       UNAUDITED                   UNAUDITED                   UNAUDITED
                                                 ------------------------  --------------------------  -------------------------
                                                                             ADJUSTED IN TERMS OF NIS
                                                        REPORTED AMOUNTS*            OF DECEMBER 2003          REPORTED AMOUNTS*
                                                 ------------------------  --------------------------  -------------------------
                                                  NIS THOUSANDS         %   NIS THOUSANDS           %    NIS THOUSANDS         %
                                                 --------------  --------  --------------  ----------  ---------------  --------

         REVENUES FROM SALES
          AND SERVICES:
         Segments:
         Telecommunications                        469,083           6.87     614,655           10.61     128,796           5.85
         Defense electronics                       872,860          12.78     973,439           16.80     292,597          13.29
         Agro-chemicals and
          other chemicals                        5,088,659          74.52   3,906,475           67.44   1,635,136          74.27
         Venture capital investment                      -              -           -               -           -              -
         Others                                    398,420           5.83     298,104            5.15     145,172           6.59
                                                 ---------         ------   ---------          ------   ---------         ------
         Total segments                          6,829,022         100.00   5,792,673          100.00   2,201,701         100.00
                                                 =========         ======   =========          ======   =========         ======

         OPERATING EARNINGS (LOSS)
          ACCORDING TO SEGMENTS:
         Telecommunication                         (39,846)        (4.08)       1,425            0.21     (23,333)        (7.83)
         Defense electronics                        24,609           2.52     (17,590)         (2.54)       7,584           2.54
         Agro-chemicals and other
          chemicals                                994,247         101.70     729,124          105.33     311,654         104.56
         Venture capital investments (1)            (1,142)        (0.12)      (1,072)         (0.15)        (284)        (0.09)
         Others                                       (221)        (0.02)     (19,665)         (2.85)       2,438           0.82
                                                 ---------         ------   ---------          ------   ---------         ------
         Total segments                            977,647         100.00     692,222          100.00     298,059         100.00
                                                                   ======                      ======                     ======
         Joint general expenses                    (26,178)                   (27,385)                     (7,960)
                                                 ---------                  ---------                   ---------
         Total operating earnings                  951,469                    664,837                     290,099
                                                 =========                  =========                   =========


                                                       THREE MONTHS
                                                    ENDED SEPTEMBER 30
                                                ---------------------------    YEAR ENDED DECEMBER 31
                                                            2003                        2003
                                                 --------------------------  ---------------------------
                                                         UNAUDITED                    AUDITED
                                                 --------------------------  ---------------------------
                                                   ADJUSTED IN TERMS OF NIS    ADJUSTED IN TERMS OF NIS
                                                           OF DECEMBER 2003            OF DECEMBER 2003
                                                 --------------------------  ---------------------------
                                                   NIS THOUSANDS          %     NIS THOUSANDS        %
                                                 ---------------  ---------  ----------------  ---------

         REVENUES FROM SALES
          AND SERVICES:
         Segments:
         Telecommunications                           200,896         10.86     796,059          10.35
         Defense electronics                          306,576         16.57   1,286,432          16.73
         Agro-chemicals and
          other chemicals                           1,234,115         66.70   5,191,913          67.51
         Venture capital investment                         -             -           -              -
         Others                                       108,672          5.87     416,026           5.41
                                                    ---------        ------   ---------         ------
         Total segments                             1,850,259        100.00   7,690,430         100.00
                                                    =========        ======   =========         ======

         OPERATING EARNINGS (LOSS)
          ACCORDING TO SEGMENTS:
         Telecommunication                             (4,032)       (1.69)       3,158           0.34
         Defense electronics                           17,198          7.20      (4,294)         (0.46)
         Agro-chemicals and other
          chemicals                                   227,496         95.30     949,290         102.61
         Venture capital investments (1)                 (437)       (0.18)      (1,445)         (0.16)
         Others                                        (1,502)       (0.63)     (21,536)         (2.33)
                                                    ---------        ------   ---------         ------
         Total segments                               238,723        100.00     925,173         100.00
                                                                     ======                     ======
         Joint general expenses                        (6,857)                  (28,888)
                                                    ---------                 ---------
         Total operating earnings                     231,866                   896,285
                                                    =========                 =========

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

(1) Not including provisions for the decline in the recoverable value of venture capital investments.